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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of                    November                  , 2000
                  --------------------------------------------

                              Softcare EC.com Inc.
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                 (Translation of registrant's name into English)

                             107-980 West 1st Street
                        North Vancouver, British Columbia
                                 Canada V7P 3N4
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No [x]

DESCRIPTION OF FILED INFORMATION:

PRESS RELEASE DATED NOVEMBER 3, 2000


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Softcare EC.com Inc.
                                      --------------------------------
                                                 (Registrant)


Date     November 6, 2000                 By         /s/ Martyn Armstrong
     -------------------------------         -----------------------------------
                                             Martyn Armstrong, President and CEO

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*Print the name and title under the signature of the signing officer.

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[SOFTCARE EC.COM INC. Logo Here]

                                                       Shares Issued: 16,989,728
                                                       Fully Diluted: 19,116,728
                                                                Symbol: SCE-CDNX
                                                                        NR-00-23
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                        SOFTCARE LAUNCHES PORTAL FOR THE
                      PRIVATE LABEL MANUFACTURING INDUSTRY

NORTH VANCOUVER, BRITISH COLUMBIA, NOV 3, 2000 - SoftCare EC.com (CDNX:SCE), www.softcare.com is pleased to announce the launch of its "PRIVATELABELHOME" Business-to-Business (B2B) industry portal. The launch of this portal will be dedicated to reducing business costs by streamlining the specialized business process within the private label manufacturing industry. SoftCare has demonstrated its leadership by offering the first B2B portal designed specifically for product development in the Private Label consumer goods industry. The initial market for the portal consists of 3,200 plus members of the Private Label Manufacturers Association (PLMA) and the major grocery and merchandise retailers in the US and Canada.

The private label industry is comprised of manufacturers, their suppliers and retailers of various consumer goods. Sales of private label products into the United States alone are projected to be $75 billion US for the year 2000. This represents 18% of all consumer-packaged goods sold at the retail level. "PRIVATELABELHOME" value pricing is based on reducing the costs for both manufacturers and retailers. Completed deployment of the portal is scheduled for the first quarter of 2001. The company estimates that potential user fees in this initial market to be in excess of US $30 million, resulting in a recurring annual revenue stream for SoftCare.

At the present time like many large, highly fragmented industries, the private label manufacturing industry is challenged with high search and workflow costs. "PRIVATELABELHOME" is an electronic commerce platform that is on line via the Internet. "PRIVATELABELHOME" is designed to simplify communications and business transactions as it relates to new store brand product development. In addition, coordination of project management and project status between the manufacturer, their suppliers and retailers, will significantly reduce business process and business costs. Any member of the private label manufacturing industry and their retailer customers can become members of "PRIVATELABELHOME." All parties involved in the use of the portal will be charged a transaction or subscription fee depending on the types and amounts of services used. The collecting of these fees from "PRIVATELABELHOME" will generate an ongoing recurring revenue stream for SoftCare. The portal design, development and deployment are based on SoftCare's propriety OpenEC(TM) e-Business Relationship Software. The "PRIVATELABELHOME" portal is owned by SoftCare and is intended to be outsourced to our ASP partner, Global Network Privacy (GNP) for operations.

MARTYN ARMSTRONG, PRESIDENT & CEO OF SOFTCARE STATES: " SOFTCARE BELIEVES IT BRINGS STRONG VALUE TO BOTH THE PRIVATE LABEL MANUFACTURERS AND THE RETAILERS BY REDUCING THEIR COSTS OF DOING BUSINESS. WE ARE EXCITED TO BE SUPPORTING THE PLMA MEMBERS IN GROWING THEIR MARKET SHARE IN THE CONSUMER PACKAGED GOODS INDUSTRY. THE LAUNCHING OF THE "PRIVATELABELHOME" PORTAL FURTHER DEMONSTRATES OUR COMMITMENT IN PROVIDING LEADING E-BUSINESS SOLUTIONS TO THE FOOD AND SUPPLY CHAIN INDUSTRIES"

SoftCare is pleased to be participating in the annual PLMA industry trade show "New Century Store Brands" November 12 -14, 2000 in Chicago, IL. The company will be presenting its "PRIVATELABELHOME" e-Business Portal solution to the PLMA members over the 3-day event.

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SoftCare develops business relationship management software allowing companies to conduct business-to-business e-commerce and the creation of B2B industry portals. Our e-business management software is open and scaleable allowing for the integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all your business electronic trading relationships.



On behalf of the Board of Directors,

/S/ Martyn A. Armstrong
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Martyn A. Armstrong
President and CEO

FOR MORE INFORMATION CONTACT:

Clive Massey
Investor Relations
SoftCare EC.Com Inc.
604 983 8083 tel
604 983 8056 fax
cmassey@softcare.com
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             SoftCare EC.com, Inc. Suite 107 - 980 West 1st Street,
                           North Vancouver, BC V7P 3N4
        Tel: (604) 983-8083 Fax: (604) 983-8056 Toll Free: 1-888-763-8227

Information in this release may involve expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to SoftCare as of the date of the release, and Softcare assume no obligation to update any such forward-looking statement. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Some of the factors and risks associated with SoftCare's business are discussed in its registration statement on Form 20F effective with the Securities and Exchange Commission on May 8, 2000, and in the other reports filed by it from time to time with the SEC.